UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ALERISLIFE INC.
(Name of Subject Company (Issuer))
ABP ACQUISITION 2 LLC
a wholly owned subsidiary of
ABP ACQUISITION LLC
(Names of Filing Persons (Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
33832D205
(Cusip Number of Class of Securities)
Adam D. Portnoy
President
ABP Acquisition LLC
255 Washington Street
Newton, MA 02458
(617) 928-1300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Faiz Ahmad
Skadden, Arps, Slate, Meagher & Flom LLP
920 North King Street
Wilmington, DE 19801
(302) 651-3250
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$41,225,242	$4543.02

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the difference between 33,442,433, the number of shares of common stock of AlerisLife Inc., par value $0.01 per share (“Shares”), outstanding as of February 16, 2023, and 1,972,783, the number of Shares owned by ABP Acquisition LLC or by any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser, multiplied by $1.31. The calculation of the filing fee is based on information provided by AlerisLife Inc. as of February 16, 2023.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2023, by multiplying the transaction value by 0.00011020.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1 through 9, Item 11 and Item 13.
This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by ABP Acquisition 2 LLC, a Maryland limited liability company (“Purchaser”) and a wholly owned subsidiary of ABP Acquisition LLC, a Maryland limited liability company (“Parent”), to purchase all outstanding shares of common stock, $0.01 par value per share (“Shares”), of AlerisLife Inc., a Maryland corporation (“ALR”) (other than Shares held by Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser), at a price of $1.31 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated February 17, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).
The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.
Item 10.   Financial Statements.
Not applicable.
Item 12.   Exhibits.
Index No.
(a)(1)(i)*	Offer to Purchase, dated February 17, 2023.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)*	Form of Summary Advertisement, published in The New York Times, dated February 17, 2023.
(a)(5)(i)	Press Release, dated February 3, 2023 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the Securities and Exchange Commission on February 3, 2023).
(a)(5)(ii)	Letter from Jeffrey C. Leer, the President and Chief Executive Officer of ALR, to ALR’s Employees, dated February 3, 2023 (incorporated by reference to Exhibit 99.2 to Solicitation/Recommendation Statement on Schedule 14D-9C filed by ALR with the Securities and Exchange Commission on February 3, 2023).
(b)	Not applicable.
(d)(i)	Agreement and Plan of Merger, dated February 2, 2023, among ALR, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ALR with the Securities and Exchange Commission on February 3, 2023).
(d)(ii)	Consent and Amendment Agreement, dated February 2, 2023, among Diversified Healthcare Trust, DHC Holdings LLC, ABP Trust, Parent, Purchaser, Adam D. Portnoy and, for purposes of ARTICLE V only, and otherwise acknowledged by, ALR (incorporated by reference to Exhibit 99.15 to the Schedule 13D/A filed by Parent with the Securities and Exchange Commission on February 2, 2023).

Index No.
(d)(iii)	Consent, Standstill, Registration Rights and Lock-Up Agreement, dated October 2, 2016, among ALR, ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy (incorporated by reference to Exhibit 10.1 to ALR’s Current Report on Form 8-K filed by ALR with the Securities and Exchange Commission on October 6, 2016).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table

*
Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 17, 2023
By:
/s/ Adam D. Portnoy

Name:
Adam D. Portnoy

Title:
President of ABP Acquisition LLC

By:
/s/ Adam D. Portnoy

Name:
Adam D. Portnoy

Title:
President of ABP Acquisition 2 LLC